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 **Shelle Moeller**
Of Counsel for Boardwalk Hospitality, Inc.   Connect   More...



Shelle Moeller

Of Counsel for Boardwalk Hospitality, Inc.

Greater Los Angeles Area · 317 connections · **Contact info**

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Boardwalk Hspitality, Inc.

 Georgia State University College of Law

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Experience

Of Counsel
Boardwalk Hspitality, Inc.
2017 – Present · 2 yrs
Venice, CA

Counsel
Roll Law Group
Oct 2009 – Jan 2017 · 7 yrs 4 mos

Immigration Law, Employment Law, Law and Motion Practice, Depositions, Business Litigation, Class Actions

 **Attorney**
Gibson, Dunn & Crutcher LLP
Feb 2007 – Jun 2009 · 2 yrs 5 mos

Education

 **Georgia State University College of Law**
Juris Doctorate, Law
2001 – 2002

The University of Memphis—Cecil C. Humphreys School of Law
Juris Doctorate, Law
1999 – 2000

 **Rhodes College**
BA, international Studies / German
1994 – 1998

Skills & Endorsements

Litigation · 26

 Endorsed by **Gary Sedlik, who is highly skilled at this**

Endorsed by **2 of Shelle's colleagues at Gibson, Dunn & Crutcher LLP**



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Shelle Moeller
Of Counsel for Boardwalk Hospitality, Inc.

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Corporate Law · 14

Jeanene Morgan and 13 connections have given endorsements for this skill

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Interests

Georgia State University College ...
17,462 followers

The University of Memphis—Ceci...
3,530 followers

Rhodes College
17,181 followers

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